Exhibit 4.12
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The following is a brief description of shares of beneficial interest ("shares") of EPR Properties, Inc. (the "Company," "we," "us," or "our"). The brief description is based upon our Amended and Restated Declaration of Trust, including the articles supplementary for each series of preferred shares (as amended, our "Declaration of Trust"), our Amended and Restated Bylaws (as amended, our "Bylaws"), and provisions of applicable Maryland law. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Declaration of Trust and Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K.
GENERAL
Our Declaration of Trust authorizes us to issue up to 100,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, 6,000,000 of which are designated as 5.75% Series C Cumulative Convertible Preferred Shares ("Series C Preferred Shares"), 3,450,000 of which are designated as 9.00% Series E Cumulative Convertible Preferred Shares ("Series E Preferred Shares"), and 6,000,000 of which are designated as 5.75% Series G Cumulative Redeemable Preferred Shares ("Series G Preferred Shares").  Our Declaration of Trust authorizes our Board of Trustees to determine, at any time and from time to time, the number of authorized shares of beneficial interest, as described below.
COMMON SHARES
All of our common shares are entitled to the following, subject to the preferential rights of any other class or series of shares which may be issued and to the provisions of our Declaration of Trust regarding the restriction of the ownership of shares:
•to receive distributions on our shares if, as and when authorized by our Board of Trustees and declared by us out of assets legally available for distribution; and
•upon our liquidation, dissolution, or winding up, to receive all remaining assets available for distribution to common shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares.
At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at such meeting will constitute a quorum. Subject to the provisions of our Declaration of Trust on registration or transfer, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Holders of our common shares do not have cumulative voting rights in the election of Trustees. A nominee for Trustee will be elected to the Board of Trustees if, at a meeting of shareholders duly called and at which a quorum is present, a majority of the votes cast are in favor of such nominee’s election; provided, however, that, if the number of nominees for Trustee exceeds the number of Trustees to be elected, Trustees will be elected by a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present will be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required under our Bylaws or by statute or by our Declaration of Trust.

Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or, except to the extent expressly required by the law pertaining to Maryland real estate investment trusts, appraisal rights. Shareholders have no preemptive rights to subscribe for any of our securities.
PREFERRED SHARES
General
Our Declaration of Trust authorizes our Board of Trustees to determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of our authorized and unissued preferred shares. These may include:
•the distinctive designation of each series and the number of shares that will constitute the series;
•the voting rights, if any, of shares of the series;
•the distribution rate on the shares of the series, any restriction, limitation or condition upon the payment of the distribution, whether distributions will be cumulative, and the dates on which distributions accumulate and are payable;
•the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;
•the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;
•any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;
•if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities; and
•whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.
Series C Preferred Shares
    Rank
The Series C Preferred Shares rank senior to our common shares and on a parity with our Series E Preferred Shares, Series G Preferred Shares, and other parity securities we may issue in the future with respect to the payment of distributions and amounts on liquidation, dissolution and winding up.
    Distributions
    Our Series C Preferred Shares provide for quarterly payments of cumulative distributions at the rate of 5.75% per annum of the $25 per share liquidation preference of the Series C Preferred Shares,

or a fixed rate of $1.4375 per share each year. Distributions not declared or paid in any quarter continue to accumulate.
    Liquidation Preference
    On liquidation of the Company, holders of the Series C Preferred Shares are entitled to a liquidation preference of $25 per share plus all accumulated, accrued and unpaid distributions before any amount is payable to the holders of our common shares.
Redemption
    The Series C Preferred Shares are not redeemable.
    Voting Rights
Holders of Series C Preferred Shares generally have no voting rights, except that if distributions on the Series C Preferred Shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series C Preferred Shares (together with shares having like voting rights) are entitled to elect two additional trustees to the Board of Trustees to serve until all unpaid distributions have been paid or declared and set aside for payment. In addition, certain material and adverse changes to the terms of the Series C Preferred Shares cannot be made without the affirmative vote of at least two-thirds of the outstanding Series C Preferred Shares and the holders of all other shares on parity with the Series C Preferred Shares and having like voting rights.
Conversion Rights
Holders of Series C Preferred Shares may, at their option, convert the Series C Preferred Shares into our common shares subject to certain conditions at the then applicable conversion rate. The conversion rate is subject to adjustment upon the occurrence of specified events. We may, at our option, convert some or all of the Series C Preferred Shares into common shares at the then applicable conversion rate in certain circumstances based on the market price of our common shares. Upon any conversion of Series C Preferred Shares, we will have the option to deliver either (1) a number of common shares based upon the applicable conversion rate, or (2) an amount of cash and common shares as specified in the articles supplementary for such shares. In addition, upon a fundamental change, when the actual applicable price of our common shares, as determined in accordance with the articles supplementary, is less than $59.45 per share, the holders of Series C Preferred Shares may require us to convert some or all of their Series C Preferred Shares at a conversion rate equal to the liquidation preference of the Series C Preferred Shares being converted plus accrued and unpaid distributions divided by 98% of the market price of our common shares. We will have the right to repurchase for cash some or all of the Series C Preferred Shares that would otherwise be required to be converted.
Series E Preferred Shares
Rank
    The Series E Preferred Shares rank senior to our common shares and on a parity with our Series C Preferred Shares, Series G Preferred Shares, and other parity securities we may issue in the future with respect to the payment of distributions and amounts on liquidation, dissolution and winding up.

Distributions
Our Series E Preferred Shares provide for quarterly payments of cumulative distributions at the rate of 9.00% per annum of the $25 per share liquidation preference of the Series E Preferred Shares, or a fixed rate of $2.25 per share each year. Distributions not declared or paid in any quarter continue to accumulate.
Liquidation Preference
On liquidation of the Company, holders of the Series E Preferred Shares are entitled to a liquidation preference of $25 per share plus all accumulated, accrued and unpaid distributions before any amount is payable to the holders of our common shares.
Redemption
The Series E Preferred Shares are not redeemable.
Voting Rights
Holders of Series E Preferred Shares generally have no voting rights, except that if distributions on the Series E Preferred Shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series E Preferred Shares (together with shares having like voting rights) are entitled to elect two additional trustees to the Board of Trustees to serve until all unpaid distributions have been paid or declared and set aside for payment. In addition, certain material and adverse changes to the terms of the Series E Preferred Shares cannot be made without the affirmative vote of at least two-thirds of the outstanding Series E Preferred Shares and the holders of all other shares on parity with the Series E Preferred Shares and having like voting rights.
Conversion Rights
Holders of Series E Preferred Shares may, at their option, convert the Series E Preferred Shares into our common shares subject to certain conditions at the then applicable conversion rate. The conversion rate is subject to adjustment upon the occurrence of specified events. We may, at our option, convert some or all of the Series E Preferred Shares into common shares at the then applicable conversion rate in certain circumstances based on the market price of our common shares. Upon any conversion of Series E Preferred Shares, we will have the option to deliver either (1) a number of common shares based upon the applicable conversion rate, or (2) an amount of cash and common shares as specified in the articles supplementary for such shares. In addition, upon a fundamental change, when the actual applicable price of our common shares, as determined in accordance with the articles supplementary, is less than $48.18 per share, the holders of Series E Preferred Shares may require us to convert some or all of their Series E Preferred Shares at a conversion rate equal to the liquidation preference of the Series E Preferred Shares being converted plus accrued and unpaid distributions divided by 98% of the market price of our common shares. We will have the right to repurchase for cash some or all of the Series E Preferred Shares that would otherwise be required to be converted.

Series G Preferred Shares
Rank
    The Series G Preferred Shares rank senior to our common shares and on parity with our Series C Preferred Shares and Series E Preferred Shares, and other parity securities we may issue in the future with respect to the payment of distributions and amounts on liquidation, dissolution and winding up.
Distributions
Our Series G Preferred Shares provide for quarterly payments of cumulative distributions at the rate of 5.75% per annum of the $25 per share liquidation preference of the Series G Preferred Shares, or a fixed rate of $1.4375 per share each year. Distributions not declared or paid in any quarter continue to accumulate.
Liquidation Preference
On liquidation of the Company, holders of the Series G Preferred Shares are entitled to a liquidation preference of $25 per share plus all accumulated, accrued and unpaid distributions before any amount is payable to the holders of our common shares.
Redemption
The Series G Preferred Shares are not redeemable prior to November 30, 2022, except in limited circumstances relating to the preservation of our status as a real estate investment trust. On or after that date, we may at our own option redeem the Series G Preferred Shares in whole or in part by paying the $25 per share liquidation preference plus all accumulated, accrued and unpaid distributions.
Voting Rights
Holders of Series G Preferred Shares generally have no voting rights, except that if distributions on the Series G Preferred Shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series G Preferred Shares (together with other shares having like voting rights) are entitled to elect two additional trustees to the Board of Trustees to serve until all unpaid distributions have been paid or declared and set aside for payment. In addition, certain material and adverse changes to the terms of the Series G Preferred Shares cannot be made without the affirmative vote of at least two-thirds of the outstanding Series G Preferred Shares and the holders of all other shares on a parity with the Series G Preferred Shares and having like voting rights.
Conversion Rights
The Series G Preferred Shares are not convertible into any other of our securities, except under certain circumstances in connection with a change of control.
ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR DECLARATION OF TRUST, BYLAWS AND MARYLAND LAW
The following is a brief description of the provisions in our Declaration of Trust, Bylaws and Maryland Law that could have an effect of delaying, deferring, or preventing a change in control of the Company.

Number of Trustees; Vacancies; Removal
Our Declaration of Trust and Bylaws provide that only our Board of Trustees will establish the number of Trustees, provided however that the term of office of a Trustee will not be affected by any decrease in the number of Trustees. Any vacancy on the Board of Trustees may be filled only by a majority of the remaining Trustees, even if the remaining trustees do not constitute a quorum, or by the sole Trustee. Any Trustee elected to fill a vacancy will hold office until the next annual meeting of shareholders and until a successor is elected and qualified.
Our Declaration of Trust provides that, subject to any right of holders of one or more classes of preferred shares to elect or remove one or more Trustees, a Trustee may be removed for cause by the affirmative vote of the holders of at least two-thirds of our common shares entitled to be cast in the election of trustees. This provision precludes shareholders from removing our incumbent Trustees unless cause, as defined in the Declaration of Trust, exists, and they can obtain a substantial affirmative vote of shares.
Authorized Shares; Undesignated Preferred Shares
Without any action by our shareholders, we may increase or decrease the aggregate number of shares or the number of shares of any class we have authority to issue at any time. Our Board of Trustees may cause us to issue our authorized shares and to reclassify any unissued shares into our classes or series. This ability of our Board of Trustees provides us with flexibility in structuring possible future financings and acquisitions and in meeting other business needs which might arise. Our Board of Trustees may also authorize us to issue a new class or series that could, depending upon the terms of the class or series, delay, defer, or prevent a change of control of the Company.
Advance Notice for Shareholder Proposals and Nominations
Our Bylaws provide that nominations of persons for election to our Board of Trustees and business to be transacted at shareholder meetings may be properly brought pursuant to our notice of the meeting, by our Board of Trustees or by a shareholder who (i) is a shareholder of record at the time of giving the advance notice and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) has complied with the advance notice provisions set forth in our Bylaws.
Under our Bylaws, a shareholder's notice of nominations for Trustee or business to be transacted at an annual meeting of shareholders must be delivered to our secretary at our principal office not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting. In the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, a shareholder's notice must be delivered to us not earlier than the close of business on the 90th day prior to such annual meeting and not later than the later of: (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which we first make a public announcement of the date of such meeting. The public announcement of a postponement or of an adjournment of such annual meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice. If the number of Trustees to be elected to our Board of Trustees is increased and we make no public announcement of such action at least 70 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to our secretary at our principal office not later than the close of business on the 10th day immediately following the day on which such public announcement is made.
For special meetings of shareholders, our Bylaws require a shareholder who is nominating a person for election to our Board of Trustees at a special meeting at which Trustees are to be elected to give notice of such nomination to our secretary at our principal office not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of: (1) the 60th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Trustees to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice as described above.
No Cumulative Voting
Holders of our common shares do not have cumulative voting rights in the election of Trustees. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our common shares to elect any Trustees to our Board.
Restrictions on Ownership and Transfer of Shares
Our Declaration of Trust restricts the number of shares which may be owned by shareholders. Generally, for us to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. In order to maintain our qualification as a REIT, our Declaration of Trust contains restrictions on the acquisition of shares intended to ensure compliance with these requirements.
Our Declaration of Trust generally provides that any person (not just individuals) holding more than 9.8% in number of shares or value, of the outstanding shares of any class or series of our common shares or preferred shares (the "Ownership Limit") may be subject to forfeiture of the shares (including common shares and preferred shares) owned in excess of the Ownership Limit. We refer to the shares in excess of the Ownership Limit as "Excess Shares." The Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the voting Excess Shares, and distributions on the Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries.
Holders of Excess Shares would be entitled to compensation for their Excess Shares, but that compensation may be less than the price they paid for the Excess Shares. Persons who hold Excess Shares or who intend to acquire Excess Shares must provide written notice to us.
Our Ownership Limit may also act to deter an unfriendly takeover of the Company.
In addition, our Declaration of Trust allows the Company to redeem its Securities where the person owning or controlling such Securities is determined to be unsuitable to own or control such Securities due to failure to comply with all applicable laws, statutes and ordinances pursuant to which any gaming authority possesses regulatory, permit and licensing authority over the conduct of gaming activities. Our Declaration of Trust defines the term "Securities" to mean the Company's common shares, preferred shares and/or capital stock, member's interests or membership interests, partnership interests or other equity securities of entities affiliated with the Company. The foregoing provision may also act to deter an unfriendly takeover of the Company.
Business Combination Statute
The Maryland General Corporation Law (the "MGCL") contains a provision which regulates business combinations with interested shareholders. This provision applies to Maryland real estate investment trusts like us. Under the MGCL, business combinations such as mergers, consolidations, share exchanges and the like between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. Under the MGCL, the following persons are deemed to be interested shareholders:
•any person who beneficially owns 10% or more of the voting power of the trust's shares; or
•an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the trust.
After the five-year prohibition period has ended, a business combination between a trust and an interested shareholder must be recommended by the board of trustees of the trust and must receive the following shareholder approvals:
•the affirmative vote of at least 80% of the votes entitled to be cast; and
•the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of shares other than shares held by the interested shareholder with whom or with whose affiliate or associate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.
The shareholder approvals discussed above are not required if the trust's shareholders receive the minimum price set forth in the MGCL for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.
The foregoing provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the MGCL if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of trustees may provide that its approval is subject to compliance with any terms and conditions determined by the board of trustees.
Control Share Acquisition Statute
The MGCL contains a provision which regulates control share acquisitions. This provision also applies to Maryland real estate investment trusts. The MGCL provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by trustees who are employees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:
•One-tenth or more but less than one-third;
•One-third or more but less than a majority; or
•A majority or more of all voting power.
Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute of the MGCL does not apply to the following:
•shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction; or
•acquisitions approved or exempted by a provision in the declaration of trust or bylaws of the trust adopted before the acquisition of shares.
Maryland Unsolicited Takeovers Act
Subtitle 8 of Title 3 of the MGCL, known as the "Maryland Unsolicited Takeovers Act," permits a Maryland corporation (or real estate investment trust) with a class of equity securities registered under the Exchange Act and at least three independent directors (or trustees) to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors (or board of trustees) and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•the entity's board of directors (or board of trustees) will be divided into three classes;
•the affirmative vote of two-thirds of all of the votes entitled to be cast by shareholders generally in the election of directors (or trustees) is required to remove a director (or trustee);
•the number of directors (or trustees) may be fixed only by vote of the directors (or trustees);
•a vacancy on the board of directors (or board of trustees) may be filled only by the remaining directors (or trustees) and that directors (or trustees) elected to fill a vacancy will serve for the remainder of the full term of the class of directors (or trustees) in which the vacancy occurred; and
•the request of shareholders entitled to cast at least a majority of all of the votes entitled to be cast at the meeting is required for shareholders to require the calling of a special meeting of shareholders.
The Maryland Unsolicited Takeovers Act does not limit the power of a corporation (or real estate investment trust) to confer on the holders of any class or series of preferred stock the right to elect one or more directors (or trustees). The Maryland Unsolicited Takeovers Act also permits the charter or a board resolution to prohibit the corporation (or real estate investment trust) from electing to be subject to any or all of the provisions of Subtitle 8, which we have not done. We currently have more than three independent Trustees and have a class of equity securities registered under the Exchange Act, and therefore our Board of Trustees may elect to provide for any of the foregoing provisions without shareholder approval. As of the date hereof, our Board of Trustees has not made any such election. However, through provisions of our Declaration of Trust and Bylaws unrelated to the Maryland Unsolicited Takeovers Act, we already provide for certain of the foregoing provisions of the Maryland Unsolicited Takeovers Act.
LISTING
Our common shares are traded on the New York Stock Exchange under the symbol "EPR." Our Series C Preferred Shares, Series E Preferred Shares and Series G Preferred Shares are traded on the New York Stock Exchange under the symbols "EPR PrC," "EPR PrE" and "EPR PrG," respectively.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our shares is Computershare Trust Company, N.A.